UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39812

Midwest Holding Inc.

(Exact name of registrant as specified in its charter)

2900 South 70th Street, Suite 400

Lincoln, Nebraska 685060

(402) 817-5701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder*

*	On December 21, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Midwest Holding Inc., a Delaware corporation (the “Company”), Midas Parent, LP, a Delaware limited partnership (“Parent”), and Midas Merger Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), dated as of April 30, 2023, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Midwest Holding Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2024	MIDWEST HOLDING INC.

By:	/s/ Georgette C. Nicholas
Name:	Georgette C. Nicholas
Title:	Chief Executive Officer